Exhibit 99.2

Website: www.tevapharm.com

Contact:	Elana Holzman	Teva Pharmaceutical Industries Ltd.	972 (3) 926-7554
	Kevin Mannix	Teva North America	(215) 591-8912

 For Immediate Release

TEVA AND MEDICIS ANNOUNCE SETTLEMENT AGREEMENT

 Jerusalem, Israel and Scottsdale, Arizona –  March 18, 2009 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and Medicis Pharmaceutical Corporation (NYSE: MRX) today announced they have agreed to terminate all legal disputes between them relating to SOLODYN® (minocycline HCl, USP) Extended Release Tablets.  Pursuant to an agreement entered into between the parties, Teva has confirmed that Medicis' patents relating to SOLODYN® are valid and enforceable, and cover Teva's activities relating to its generic product under Abbreviated New Drug Application (ANDA) #65-485.  As part of the settlement, Teva has agreed to immediately stop all further shipments of generic SOLODYN®. Medicis has agreed to release Teva from liability arising from any prior sales of its generic SOLODYN®, which were not authorized by Medicis. Under the terms of the Settlement Agreement, Teva has the option to market its generic versions of SOLODYN® 45mg, 90mg and 135mg under the SOLODYN® intellectual property rights belonging to Medicis commencing in November 2011, or earlier under certain conditions. Additional terms were not disclosed.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

About Medicis
Medicis is the leading independent specialty pharmaceutical company in the United States focusing primarily on the treatment of dermatological and aesthetic conditions. The Company is dedicated to helping patients attain a healthy and youthful appearance and self-image. Medicis has leading branded prescription products in a number of therapeutic and aesthetic categories. The Company's products have earned wide acceptance by both physicians and patients due to their clinical effectiveness, high quality and cosmetic elegance.

The Company's products include the brands RESTYLANE(R) (hyaluronic acid), PERLANE(R) (hyaluronic acid), DYNACIN(R) (minocycline HCl), LOPROX(R) (ciclopirox), PLEXION(R) (sodium sulfacetamide 10% and sulfur 5%), SOLODYN(R) (minocycline HCl, USP) Extended Release Tablets, TRIAZ(R) (benzoyl peroxide), LIDEX(R) (fluocinonide) Cream 0.05%, VANOS(R) (fluocinonide) Cream 0.1%, ZIANA(R) (clindamycin phosphate 1.2% and tretinoin 0.025%) Gel, BUPHENYL(R) (sodium phenylbutyrate) Tablets and Powder, AMMONUL(R) (sodium phenylacetate and sodium benzoate) Injection 10%/10%, the LIPOSONIX(R)(1) system and the over-the-counter brand ESOTERICA(R).

For more information about Medicis, please visit the Company's website at www.Medicis.com. Printed copies of the Company's complete audited financial statements are available free of charge upon request.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel® and Protonix®,  the current economic conditions, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the effects of competition on our innovative products, especially Copaxone® sales, dependence on the effectiveness of our patents and other protections for innovative products, the impact of consolidation of our distributors and customers, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, our ability to achieve expected results though our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the uncertainty surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, the regulatory environment and changes in the health policies and structures of various countries, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, our ability to successfully identify, consummate and integrate acquisitions, including the integration of Barr Pharmaceuticals, Inc., the potential exposure to product liability claims to the extent not covered by insurance, our exposure to fluctuations in currency, exchange and interest rates,  significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, our ability to enter into patent litigation settlements and the intensified scrutiny by the U.S. government, the termination or expiration of governmental programs and tax benefits, impairment of intangible assets and goodwill, environmental risks,  and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").